EXHIBIT 99.1

Himax Technologies Appoints Jackie Chang as Chief Financial Officer

TAINAN, Taiwan, Jan. 20, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced the appointment of Ms. Jackie Chang as the company's CFO with immediate effect. She will report to Jordan Wu, Himax's President and CEO. Chang succeeds Jessica Pan, the company's interim CFO. Pan will stay with the company to continue her role as head of accounting and treasury operations, reporting to Chang.

"On behalf of the company and our Board of Directors, it is with great excitement that we welcome Jackie to the Himax family," said Wu. "She has a proven record of excellence in finance, accounting and management and is well-suited to take up this critical position at a time when we diversify our product portfolio and expand our investor base. We are thrilled to have Jackie join our team."

Ms. Chang is an accomplished corporate executive with over 25 years of professional experience in finance, accounting and operations, having worked for both entrepreneurial and multinational corporations in retail, distribution and manufacturing segments, and for the past several years in the consumer electronics and automotive manufacturing industries. Previously, she was CFO of Castlink Corporation, where she was responsible for financial reporting and operations. Prior to that, she served as the VP of Finance and Operations for PlayHut, Inc. where she was in charge of the entire finance, auditing, supply chain management and procurement operations for the firm's multinational platform. Prior to joining PlayHut, Chang was an executive for Nissan North America for 13 years where she held several positions in finance, treasury, business planning, operations and accounting. As the General Manager of Treasury Control for Nissan, Ms. Chang consolidated the accounting procedures of Chinese GAAP to IFRS for Nissan's China joint venture operations and led the successful launch of the company's ERP systems.

Jackie's contact information is listed below.

Jackie Chang

Chief Financial Officer

W: 886-2-2370-3999 ext. 22300

jackie_chang@himax.com.tw

About Himax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,500 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,200 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with the SEC on May 20, 2011, as may be amended

CONTACT: Company
         Himax Technologies, Inc.
         Jackie Chang, CFO
         Tel:  886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw.

         Investor Relations
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@hcinternational.net
         www.mz-ir.com